SECUR 06002836 SION

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 213 SECTION

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SEC FILE NUMBER
8-46909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 S. Revere Parkway
(No. and Street)

Centennial Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia T. Hemley 303-705-6124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 17th St. Suite 3600 Denver CO 80202-3942
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Patricia T. Hemley________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TCAdvisors Network Inc.________________________________, as of _December 31st ____________________, 2005_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_None________________________________

Subscribed and Sworn before me this
23rd day February 2006

Signature

_Chief Financial Officer__________
Title

Notary Public

TAMMY DOMANOSKI
NOTARY PUBLIC
STATE OF COLORADO

My commission expires

MY COMMISSION EXPIRES 05/20/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

TCAdvisors Network, Inc.
Centennial, Colorado

We have audited the following financial statements of TCAdvisors Network, Inc. (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

TCADVISORS NETWORK INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS (Note 2)	$ 943,212
CLEARING AGENT DEPOSIT (Note 3)	100,000
ACCOUNTS RECEIVABLE	278,630
DUE FROM AFFILIATES	15,213
PREPAID EXPENSES	32,917
FURNITURE AND EQUIPMENT (NET OF ACCUMULATED DEPRECIATION OF $34,540)	17,412
TOTAL	$ 1,387,384

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 36,797
Accrued expenses	63,584
Payable to broker/dealers (Note 4)	48,142
Total liabilities	148,523
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—1,100,000 shares authorized; 900,000 shares issued and outstanding	9,000
Additional paid-in capital	658,378
Retained earnings	571,483
Total stockholder's equity	1,238,861
TOTAL	$ 1,387,384

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commission revenue	$ 955,468
Mutual fund revenue	1,267,889
Total revenue	2,223,357
EXPENSES:	
Payroll and employee benefits	789,323
Occupancy and other	303,339
Professional services, fees and dues	227,716
Trading costs	169,766
Depreciation and amortization	7,679
Total expenses	1,497,823
INCOME FROM OPERATIONS	725,534
OTHER INCOME	66,201
NET INCOME	$ 791,735

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE— December 31, 2004	900,000	$9,000	$658,378	$ 494,748	$1,162,126
Distribution to stockholder				(715,000)	(715,000)
Net income				791,735	791,735
BALANCE— December 31, 2005	900,000	$9,000	$658,378	$ 571,483	$1,238,861

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 791,735
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	7,679
Net changes in assets and liabilities:	
Accounts receivable	(54,945)
Due from affiliate	(15,213)
Prepaid expenses and other assets	(1,441)
Cash overdraft	(162,937)
Accounts payable and other liabilities	2,495
Accrued expenses	(41,129)
Due to affiliate	(3,508)
Payable to broker-dealers	1,148
Payable to customers	(776,787)
Net cash used in operating activities	(252,903)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholder	(715,000)
Net cash used in financing activities	(715,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(967,903)
CASH AND CASH EQUIVALENTS—Beginning of year	1,911,115
CASH AND CASH EQUIVALENTS—End of year	$ 943,212

See notes to financial statements.

TCADVISORS NETWORK INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—TCAdvisors Network Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD") and the Securities Investor Protection Corporation (the "SIPC"). The Company was incorporated under the laws of the State of Colorado on December 17, 1993, and became registered as a broker-dealer on February 24, 1994.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation, and Trust Company of America ("TCA").

The Company operates two distinct lines of business. The first is as a fully disclosed broker-dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers. The second line of business is an on-line interactive auction for the secondary market of limited partnerships ("LPs") and nonpublicly traded real estate investment trusts ("REITs"). The Company may hold customer funds or securities related to the transfer activities for this secondary market, though it is not holding such funds or securities as of December 31, 2005.

Furniture and Equipment—Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years. During 2004, the Company began depreciating newly acquired equipment using the double-declining balance method.

Commission Revenue—Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue—The Company receives service and distribution fees ("12b-1 fees") from various mutual funds, in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned.

Income Taxes—The Company is a Subchapter S Corporation. As a result, the Company's taxable income is reportable by its stockholder.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include contingent liabilities associated with litigation and other contingencies and the fair value of the Company's stock for the purposes of their stock option plan. Actual results could differ from those estimates.

Stock Options—The Company has elected to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for the stock option plan. The Company has estimated the fair value of the options granted using the minimum value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation and amends the disclosure provisions of that statement. Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the pro-forma effect on current-year earnings would have been a decrease of $15,670. For purposes of calculating this pro-forma effect, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of 3.04% for options granted prior to 2005 and 4.94% for options granted in 2005 and expected lives of seven years.

2. CASH AND CASH EQUIVALENTS

Cash equivalents for purposes of the statement of cash flows include highly liquid investments with a maturity of three months or less at the date of acquisition.

3. CLEARING AGENT DEPOSITS

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement; the clearing agent deposit has been included as an allowable asset for purposes of the net capital calculation.

4. PAYABLE TO BROKER-DEALERS

Amounts payable to broker-dealers at December 31, 2005, consist of $48,142 of commissions payable to unaffiliated broker-dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis. There were no amounts due to or from the clearing agent at December 31, 2005.

5. RELATED-PARTY TRANSACTIONS

Pursuant to an expense allocation agreement between the Company and TCA, the Company's financial statements reflect the pro-rata allocation of costs incurred for operational, managerial, and administrative support, in addition to certain software and network services. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2005, the Company incurred $129,426 of expenses under this agreement with TCA. The Company had a receivable of $15,213 from TCA outstanding at December 31, 2005 for prior year overpayment of expenses.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $878,840, which was $628,840 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 at December 31, 2005.

The Company had no customers' fully paid or excess margin securities at December 31, 2005, which were not in the Company's possession or control as specified under Rule 15c3-3 of the Exchange Act.

7. STOCK OPTIONS

During 1999, the Company's Board of Directors approved the 1999 Stock Option Plan (the "Plan") for certain officers, consultants, and directors of the Company. Options are to be granted at prices not less than the fair value of the Company's stock at the date of grant. The fair value of the Company's stock is determined in good faith by the Company's Board of Directors at the date of the option grant. All options under the Plan vest and become exercisable 25% per year commencing on the first anniversary of the grant and expire 10 years from the date of grant. There are 150,000 shares of common stock reserved for issuance under the Plan. The following is a summary of changes in shares under option:

	Shares	Weighted Average Price
Outstanding—beginning of year	63,500	$ 3.09
Granted	65,000	2.61
Forfeited	(15,000)	2.88
Outstanding—end of year	113,500	$ 2.84
Options exercisable—end of year	47,250	$ 3.17

All options exercised are subject to the execution of Shareholder, Confidentiality, and Noncompete agreements. The outstanding options are exercisable at prices ranging from $2.52 to $4.69 per share. The weighted average remaining contractual life of options outstanding is 6.63 years.

8. COMMITMENTS AND CONTINGENCIES

In response to comments in a routine regulatory examination conducted in 2004, the Company established a special reserve bank account for the exclusive benefit of its customers (the "Reserve Bank Account") with an independent third-party bank, and deposited funds in excess of its requirement for customer reserve balances pursuant to Rule 15c3-3 of the Exchange Act. The Company also began computing on a weekly basis the amount of required deposits to be maintained in the Reserve Bank Account as required by Rule 15c3-3. Through these actions, the Company satisfactorily addressed the recommendations made by the regulatory agency.

On January 21, 2005, the Company entered into an escrow agreement with an unaffiliated trust company ("Trust") that remained in effect throughout 2005. Trust establishes and maintains a segregated escrow account for the exclusive benefit of customers of the Company, receives and processes completed buyer and seller paperwork, and effects transfer of ownership for LPs and REITs related to the Company's online interactive auction business. Transactions effected through Trust are not included as payable to customers and do not require deposits to be made into the Company's Reserve Bank Account pursuant to Rule 15c3-3.

The Company filed for an amendment to its membership agreement with the NASD. Such amendment increased the Company's minimum net capital requirement to $250,000 and allows the Company to hold customer funds and securities. The NASD approved the amendment with restrictions on August 18, 2005.

Rent expense was $45,600 in 2005 and there were no outstanding noncancelable lease commitments as of December 31, 2005.

The Company is involved periodically in legal proceedings that arise in the normal course of business. However, the Company believes that any such proceedings will not have a material effect on the Company's financial position or results of operation.

* * * * * *

SUPPLEMENTAL SCHEDULES

TCADVISORS NETWORK INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS	$ 148,523
MINIMUM NET CAPITAL REQUIRED, GREATER OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $250,000 MINIMUM	$ 250,000
STOCKHOLDER'S EQUITY	$1,238,861
NONALLOWABLE ASSETS:	
Accounts receivable	278,630
Due from affiliates	15,213
Prepaid expenses	32,917
Furniture and equipment	17,412
Total nonallowable assets	344,172
HAIRCUT ON INVESTMENT	15,849
NET CAPITAL	$ 878,840
CAPITAL IN EXCESS OF REQUIREMENT	$ 628,840
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.17 : 1

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited Form X-17A-5 Part II filing, as amended, as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

CREDIT BALANCES—Free credit balances and other credit balances in customers' security accounts	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS REQUIRED TO BE ON DEPOSIT IN THE RESERVE BANK ACCOUNT	-
REQUIRED DEPOSIT	None

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited Form X-17A-5 Part II filing, as amended, as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).		-
A.	Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.		-
A.	Number of items	0

No material differences exist between the above information relating to possession or control requirements and the information included in the Company's unaudited Form X-17A-5 Part II filing, as amended, as of December 31, 2005. Therefore, no reconciliation of the information is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 23, 2006

TCAdvisors Network, Inc.
Centennial, Colorado

In planning and performing our audit of the financial statements of TCAdvisors Network, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP